SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 7, 2023

Commission File Number 001-36258

Crescent Point Energy Corp.

(Name of Registrant)

Suite 2000, 585 - 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

This Form 6-K and its exhibits are being incorporated by reference into the Registrant’s Form F-10 Registration Statement (File No. 333-275312), Form S-8 (File No. 333-226210) and Form F-3D (File No. 333-205592).

The following documents attached as exhibits hereto are incorporated by reference herein:

Exhibit No.	Description
99.1	Term Sheet dated November 6, 2023.
99.2	Investor Presentation – November 2023.
99.3	Underwriting Agreement dated November 6, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer

Date: November 7, 2023

EXHIBITS

99.1	Term Sheet dated November 6, 2023.
99.2	Investor Presentation – November 2023.
99.3	Underwriting Agreement dated November 6, 2023.

3